Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following communications were made available by posts on Twitter and LinkedIn. Each of these communications and a transcript of the video contained in these communications are posted below.]

Tweet: RBC president & CEO Dave McKay discusses RBC’s acquisition of City National Corporation, with CNBC.  [link to http://video.cnbc.com/gallery/?video=3000348690&sf7073255=1]

LinkedIn Post: RBC president & CEO Dave McKay discusses RBC’s acquisition of City National Corporation, with CNBC. [link to http://video.cnbc.com/gallery/?video=3000348690&sf7073255=1]

Transcript:

REPORTER (CNBC-TV): Talk about City National.  How long was this in the works, why are you guys looking to the west coast and where do you see the potential for your Canadian bank?

DAVE MCKAY (RBC CEO): This opportunity has been in the works for well over two and a half years.  As we stepped back, after we sold our mass retail client franchise to PNC back in 2012, we looked at how could we build a new customer franchise in the U.S. and really lever our two core strengths: one, our top 10 capital markets operation that we’re very proud off and two, our top 10 broker dealer based out of Minneapolis, both of which have very significant client franchises.  That was really the goal, to say how do we lever those strengths, how do we find an attractive customer that we think we can serve really well.  It all culminated in today’s announcement two and a half years later.  A lot of hard work and discussion.

REPORTER: Okay, so it wasn’t as if oil prices dropped in the last couple of months and suddenly, you’re looking into the U.S. You guys were looking into the U.S. as a longer term strategic move and at this high net worth…

DAVE MCKAY: Absolutely.

REPORTER: …cohort. Why? Is it demographics? Is it a bet on the strength of the American economy?

DAVE MCKAY: It’s both. You look at the number of millionaires that are being created in the U.S. market, if you look at the recent Capgemini RBC wealth study, 15% growth in millionaires in the U.S., over 570,000 new millionaires created, you see the demographic shift away from borrowing towards savings, investment, advisory capability, all those play heavily into our thoughts and the U.S. economy, which is currently outperforming, we expect to outperform over the long term.

REPORTER:  It’s interesting to think about the ways in which demand for banking is shifting.  You know, maybe it is a generational thing where people, instead of taking out loans to buy homes and whatnot, have, as they’ve gotten older, the baby boomers I’m referring to, now need someone to protect their wealth and maybe grow it a bit.  Is that why not just you but everybody lately seems to be really trying aggressively to get into this space?

DAVE MCKAY: It’s a very attractive segment and the reason we like City National, such a strong franchise, a great combination of private banking and commercial capability. They’re both strong growth segments, not just high net worth but also the commercial banking segment in the U.S. is a strong growth segment and those boomers need advisory capability. They still need deposit private banking services.  There still will be borrowing but the growth rate is going to be slower so we see both as attractive avenues and we look at City National and the incredible franchise they have and the synergies between the two companies,  creates a great growth profile in that high net worth segment in the United States.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada’s 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). Royal Bank of Canada’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

PARTICIPANTS IN THE SOLICITATION

Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.